FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA AND DAIICHI SANKYO TO JOINTLY COMMERCIALISE MOVANTIK IN THE US

AstraZeneca today announced a co-commercialisation agreement with Daiichi Sankyo, Inc. for MOVANTIK™ (naloxegol) in the US, in line with the Company's strategy of delivering value through its own development and commercial capabilities as well as through external collaboration. MOVANTIK is a first-in-class once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) for the treatment of opioid-induced constipation (OIC) in adults with chronic non-cancer pain.

MOVANTIK was approved by the US Food and Drug Administration in September 2014. It was descheduled by the US Drug Enforcement Administration in January 2015 and is no longer labelled as a controlled substance. The launch of MOVANTIK in the US is planned for early April 2015.

Under the terms of the agreement, Daiichi Sankyo Inc. will pay a $200 million up-front fee and subsequent sales-related payments of up to $625 million. AstraZeneca will be responsible for manufacturing, will book all sales and will make sales-related commission payments to Daiichi Sankyo, Inc. Both companies will be jointly responsible for commercial activities. AstraZeneca's 2015 financial guidance, provided on 6 March 2015, is unaffected by today's announcement.

Paul Hudson, President, AstraZeneca US and Executive Vice President, North America, said: "We are delighted to collaborate with Daiichi Sankyo to expand our commercialisation efforts in the US in order to get this important medicine to the large number of patients suffering with opioid-induced constipation. Our agreement reflects our evolving business model by creating value from our portfolio through externalisation activity. Together, we will grow the potential of this important treatment, while we retain our significant interest in the long-term commercial success of MOVANTIK in our largest market."

Ken Keller, President, US Commercial, Daiichi Sankyo, Inc., said: "We are proud to bring our proven primary care and specialty expertise to this collaboration with AstraZeneca. MOVANTIK represents an opportunity to help patients manage one of the most common conditions arising from widely used pain medications, as well as an opportunity to continue to build the Daiichi Sankyo US portfolio of medicines in this therapeutic area."

The agreement is in line with AstraZeneca's business model, which includes value creation from the strong science underpinning its pipeline and portfolio through externalisation activity. This approach aims to benefit patients by collaborating with subject matter experts that can help us to bring important treatments to market while delivering revenue.

NOTES TO EDITORS

About MOVANTIK™ (naloxegol) tablets
MOVANTIK (naloxegol) tablets is the first FDA approved once-daily oral PAMORA specifically designed for the treatment of OIC in adult patients with chronic non-cancer pain. In the Phase III clinical studies, MOVANTIK was administered as a once-daily tablet and was designed to block the binding of opioids to opioid receptors, in tissues such as the gastrointestinal tract.

MOVENTIG® (naloxegol) also received Marketing Authorisation from the European Commission in December 2014 for the treatment of OIC in adult patients who have had an inadequate response to laxative(s).

MOVANTIK/MOVENTIG is part of the exclusive worldwide license agreement announced in 2009 between AstraZeneca and Nektar Therapeutics. It was developed using Nektar's oral small-molecule polymer conjugate technology.

About OIC
OIC is a condition caused by prescription opioid pain medicines. Millions of patients are treated with opioids each year. Opioids play an important role in chronic pain relief and work by binding to mu-receptors in the central nervous system, but they can also bind to mu-receptors in the bowel, which can result in patients suffering from OIC. The incidence of OIC in patients with chronic pain varies and has been suggested to be as high as 81%.

About Daiichi Sankyo, Inc.
Daiichi Sankyo Group is dedicated to the creation and supply of innovative pharmaceutical products to address the diversified, unmet medical needs of patients in both mature and emerging markets. While maintaining its portfolio of marketed pharmaceuticals for hypertension, dyslipidemia and bacterial infections used by patients around the world, the Group has also launched treatments for thrombotic disorders and is building new product franchises. Furthermore, Daiichi Sankyo research and development is focused on bringing forth novel therapies in oncology and cardiovascular-metabolic diseases, including biologics. The Daiichi Sankyo Group has created a 'Hybrid Business Model' to respond to market and customer diversity and optimize growth opportunities across the value chain. For more information, please visit: www.daiichisankyo.com. Daiichi Sankyo, Inc., headquartered in Parsippany, New Jersey, is a member of the Daiichi Sankyo Group. For more information on Daiichi Sankyo, Inc., please visit www.dsi.com.

About AstraZeneca in Neuroscience
A significant unmet medical need remains in the areas of cognitive disorders, chronic pain, and other central nervous system disorders. With a rich heritage and a research and development focus on specific aspects of neurodegenerative diseases, analgesia and psychiatry, AstraZeneca continues to push the boundaries of science in neuroscience in collaboration with others across industry and academia. Notably, in September 2014, AstraZeneca announced an alliance with Eli Lilly for the joint development of AZD3293/LY3314814, an oral beta secretase cleaving enzyme (BACE) inhibitor as a potential treatment for Alzheimer's disease, which is currently being studied in a pivotal Phase II/III trial.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com.

CONTACTS

Media Enquiries
Esra Erkal-Paler                          +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                        +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                         +44 20 7604 8034 (UK/Global)
Michele Meixell                          +1 302 885 6351 (US)
Jacob Lund                                  +46 8 553 260 20 (Sweden)

Investor Enquiries

Thomas Kudsk Larsen	+44 20 7604 8199	mob: +44 7818 524185
Karl Hård	+44 20 7604 8123	mob: +44 7789 654364
Eugenia Litz	+44 20 7604 8233	mob: +44 7884 735627
Craig Marks	+44 20 7604 8591	mob: +44 7881 615764
Christer Gruvris	+44 20 7604 8126	mob: +44 7827 836825

19 March 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 March 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary